EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal S3 to Release First Quarter 2016 Results
on Tuesday, May 31, 2016

YAHUD, ISRAEL, May 23, 2016 -- Magal S3 (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it intends to publish its first quarter 2016 results on Tuesday, May 31, 2016.

The Company will hold an investors’ conference call on the same day, at 10am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
Israel Dial-in Number: 03 918 0687
UK Dial-in Number: 0 800 917 9141
International Dial-in Number:  +972 3 918 0687
at:
10am Eastern Time; 7am Pacific Time; 3pm UK Time; 5pm Israel Time

A replay link of the call will be available from the day after the call on www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972-3-539-1421 Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com